Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10051
Domestic Equity and Fixed Income ETF Portfolio Series
(the “Trust”)
CIK No. 1906393 File No. 333-263292

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the Trust needs an 80% policy to invest at least 80% of its assets in equity securities (or common stock) issued by US companies and in ETFs that invest 80% of their assets in fixed income securities. Please include a reasonable definition of U.S. companies.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“Under normal circumstances, the Trust will invest at least 80% of its assets in common stocks of companies headquartered or incorporated in the United States and ETFs which invest at least 80% of their assets in fixed-income securities.”

2.The disclosure states that the Sponsor applies a disciplined and comprehensive valuation process to select securities across assets of varying sizes, styles, countries, and sectors…” Given the Trust’s name, the Staff questions the reference to “countries” and notes that the later disclosure states that fixed income securities are issued by US and Non-US issuers. Please revise to clarify, if true, that the common stocks are issued by US companies. Otherwise, the Staff requests the Trust delete "domestic" from its name.

Response:The Trust notes that its portfolio is made up of six components: FT High Income Model, S&P Dividend Aristocrats Target 25, Capital Strength Opportunity, The Dow® Target 10, SMid Capital Strength and SMid High Dividend. The FT High Income Model, which represents 30% of the portfolio, includes ETFs that provide exposure to different fixed-income asset types and exposure to U.S. and non-U.S. markets. The other five components invest primarily in domestic common stocks across various market capitalizations and sectors. Therefore, the Trust believes its name is appropriate as currently stated and confirms it will satisfy its 80% policy noted in the response to comment no. 1.

3.Please tie the disclosure in the third paragraph under “FT High Income Model Strategy” to the second paragraph. In particular, please clarify how the Committee determines how much to allocate to each asset category and then how it selects the ETFs for each asset category. The Staff notes the prior paragraph discusses a lot of different criteria, and then these three bullets seemingly discuss some of those criteria, but not in a clear and organized way. The two paragraphs should work together to clearly discuss how securities are selected.

Response: Please refer to Exhibit A for the revised disclosure.

4.Are there any criteria as to maturity for the “FT High Income Model Strategy?”

Response: The Trust notes that there are no criteria for maturity for selecting ETFs included in the portfolio.

5.With respect to the “FT High Income Model Strategy,” how do “Asset Type Valuation” and “Asset Type Fundamentals” impact ETF selection?

Response:Please refer to Exhibit A for the revised disclosure.

6.The disclosure under “FT High Income Model” states: “The factors above are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed income asset type that aids the Committee in determining the allocations.” As previously commented, please explain which factors are actually considered more heavily.

Response: The Trust respectfully declines to revise the above-referenced disclosure, as no specific weighting is given to any of the factors. Additionally, the Committee does not rely on a quantitative weighting scheme to determine the ETF allocations.

7.The Staff notes the disclosure under “Step 2” of “S&P Dividend Aristocrats Target 25 Strategy” states that the Sponsor ranks each stock on three equally weighted factors, debt-to-equity, price to cash flow, and return on assets” and “Step 3” states that each company is ranked by their combined factor scores from Step 2; however, Step 2 does not specify how each company is ranked by factor. For example, if a company has a low debt-to-equity ratio do they receive a higher factor score? Please revise the disclosure to clarify if a higher or lower ratio for each factor will result in a higher factor score for each company.

Response: In accordance with the Staff’s comment, the disclosure will be revised as follows:

“Step 2: We rank each stock on three equally weighted factors:

- Debt-to-equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk. A lower debt/equity ratio results in a better score for a company.

- Price to cash flow. Measures the cost of a company's stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value. A lower price to cash flow ratio results in a better score for a company.

- Return on assets. Compares a company's net income to its total assets. The ratio shows how efficiently a company generates net income from its assets. A higher return on assets ratio results in a better score for a company.”

8.The disclosure under “Capital Strength Opportunity Strategy” states: “The final step in our process is to select companies based on the fundamental analysis of our team of research analysts. The stocks selected for the portfolio are those that meet our investment objective, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flows.” Please clarify what these are? (e.g., the screens noted in the preceding paragraph?).

Response: In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The final step in our process is to select companies that meet the criteria discussed above. The stocks selected for the portfolio are those that satisfy the noted screens, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flow.”

9.The disclosure under “SMid Capital Strength Opportunity Strategy” states: “These factors are designed to identify those stocks which exhibit strong fundamental characteristics and to eliminate those that do not meet our investment criteria.” Please clarify what the investment criteria are (e.g., screens noted in the prior paragraph?)

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“These factors are designed to identify those stocks which exhibit strong fundamental characteristics and to eliminate those that do not meet the above noted screens.”

10.The disclosure under “SMid Capital Strength Opportunity Strategy” states: “The final step in our process is to select companies based on the fundamental analysis of our team of research analysts. The stocks selected for the portfolio are those that meet our investment objective, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flows.” Please clarify what these are? (e.g., the screens noted in the preceding paragraph?).

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The final step in our process is to select companies that meet the criteria discussed above. The stocks selected for the portfolio are those that satisfy the noted screens, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flow.”

11.The disclosure under “SMid High Dividend Strategy” states: “The final step in our process is to select companies based on the fundamental analysis of our team of research analysts. The stocks selected for the portfolio are those that meet our investment objective, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flows.” Please clarify what these are? (e.g., the screens noted in the preceding paragraph?).

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The final step in our process is to select companies that meet the criteria discussed above. The stocks selected for the portfolio are those that satisfy the noted screens, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flow.”

12.The disclosure under “Other Considerations” state: “Please note that we applied the strategy which makes up the portfolio for the Dow® Target 10 Strategy and the S&P Dividend Aristocrats Target 35 Strategy at a particular time.” Please specify the time (i.e., tie the reference to the strategy selection date noted in the following paragraph).

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“Please note that we applied the strategy which makes up the portfolio for the Dow® Target 10 Strategy and the S&P Dividend Aristocrats Target 35 Strategy at a particular time as described above.”

13.Please revise the “Additional Portfolio Contents” section as applicable per discussions with the Staff. Also, as to foreign securities, please make clear that foreign security investments are only as to fixed income securities, if true. Otherwise, the Staff notes that "domestic" should come out of Trust’s name.

Response:In accordance with the Staff’s comment, the “Additional Portfolio Contents” will be revised as follows:

“In addition to the investments described above, the Trust invests in companies with various market capitalizations and the Funds held by the Trust invest in foreign securities and companies with various market capitalizations.”

Risk Factors

14.The Staff notes that the “Common Stocks” risk states that “…certain of the Funds held by the Trust invest in common stocks.” Is this true? The Staff notes it appears the ETFs invest in fixed income securities.

Response:If, based on the Trust’s final portfolio, the Trust has no exposure to common stocks through the Funds held by the Trust, the above-referenced disclosure will be revised.

15.The Staff notes that “Floating-Rate Securities” is a principal risk, but that there is no corresponding strategy disclosure. Please revise.

Response: If, based on the Trust’s final portfolio, the Trust has principal exposure to floating-rate securities through the Funds held by the Trust, the “Additional Portfolio Contents” will be revised to include a reference to it.

16.The Staff notes that “Limited Duration Bonds” is a principal risk, but that there is no corresponding strategy disclosure. Please revise.

Response:If, based on the Trust’s final portfolio, the Trust has principal exposure to limited duration bonds through the Funds held by the Trust, the “Additional Portfolio Contents” will be revised to include a reference to it.

17.Please add risk disclosure regarding ultra-short maturity bonds.

Response:The Trust believes that the “Limited Duration Bonds” risk sufficiently describes the risks associated with investing in ultra-short maturity bonds and respectfully declines to add any additional disclosure.

18.The Staff notes that “Covenant-Lite Loans” is a principal risk, but that there is no corresponding strategy disclosure. Please revise.

Response: If, based on the Trust’s final portfolio, the Trust has principal exposure to covenant-lite loans through the Funds held by the Trust, the “Additional Portfolio Contents” will be revised to include a reference to it.

19.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

20.The Staff notes that the “Foreign Securities” risk states that certain of the Common Stocks held by the Trust are issued by foreign entities.” Is this true given the term “Domestic Equity” in the name? Please clarify, or otherwise delete the reference to “Domestic” in the name of the Trust.

Response:If, based on the Trust’s final portfolio, the Trust does not invest in any common stocks issued by foreign entities, the above-referenced disclosure will be revised to remove the reference from the “Foreign Securities” risk.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

The ETFs included have been selected by the First Trust Advisors Model Investment Committee (the “Committee”) through a dynamic approach based on the following factors: the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000 and at least 6 months of trading history); the current dividend yield of the ETF (prioritizing ETFs with higher yields); and the underlying fund holdings’ credit ratings (prioritizing ETFs that hold securities with lower rates of default). The ETFs selected have exposure to different fixed-income categories (referred to as “fixed income asset types”), including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds (bonds with a maturity of less than one year), and exposure to U.S. and non-U.S. markets.

In connection with the above factors, the Committee also analyzed the following factors for each fixed income asset type to determine asset allocation:

•	Interest Rate Outlook/Duration. The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond’s weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. The duration of the FT High Income Model Strategy as of the date of this prospectus is approximately 4.0 years.
•	Asset Type Valuation. Asset type valuation is a determination of the attractiveness of a fixed income asset type on the basis of valuation. The Committee evaluates the relative value offered by different fixed income assets by comparing price, yield and spread for the asset types. For a specific fixed income asset type, this includes analyzing yields (the expected amount of income from a security relative to the market price of the security) and spreads (yield of one fixed income asset type to the yield of another fixed income asset type) over time.
•	Asset Type Fundamentals. Asset type fundamentals are metrics that impact a particular fixed income asset type, such as underlying leverage, default rates of issuers, earnings and debt levels and interest coverage. For a specific fixed income asset type, this includes analyzing credit fundamentals (metrics impacting overall credit risk, including rate of default and trends in earnings) and supply and demand trends across the fixed income asset types (including new issue supply and maturity of the underlying securities). The fundamentals are closely monitored and evaluated for trends that inform the Committee if risk is improving or deteriorating in the asset type.

The factors above are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed income asset type that aids the Committee in determining the target allocations for the fixed-income asset types. The Committee selects ETFs that satisfy the above criteria and provide exposure to the target asset allocations.